

July 18, 2012

Via E-mail
Daniel T. Noreck
Chief Financial Officer
Providence and Worcester Railroad Company
75 Hammond Street,
Worcester, Massachusetts 01610

**Re: Providence and Worcester Railroad Company**
**Form 8-K filed April 6, 2012**
**Form 10-Q for the Quarter Ended March 31, 2012**
**Filed on May 14, 2012**
**File No. 001-12761**

Dear Mr. Noreck:

We have reviewed your response letter dated June 8, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K filed April 6, 2012

1.     We note your response to prior comment 5. Please tell us how you determined that it is appropriate to account for certain portions of the 2012 Settlement and Amendment Agreement with Amtrak as revenue. Please tell us what the revenue generating activity was that you performed and how you meet all the revenue recognition criteria. Additionally, please tell us what consideration was given to accounting for the settlement as a gain or otherwise.

Form 10-Q for the Quarter Ended March 31, 2012
Item 4. Disclosure Controls and Procedures, page 14

2.

Your conclusion regarding the effectiveness of disclosures controls and procedures does not state the entire definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Specifically, you did not indicate that they include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management's conclusion solely to the portion referred to. Please represent to us and please revise future filings to state management's conclusion in regard to the company's disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

You may contact Aamira Chaudhry at (202) 551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief